
Modern technology to solve the teacher shortage.
BENCH K12
Clara Day
Michael & Susan Dell Foundation
STEM Up!

INVEST IN **BENCHK12**

Build the future of work for educators today

LEAD INVESTOR



Mike Baur Head of EdTech Strategy, Amazon Web Services

I invested in BenchK12 because of their ambitious mission to solve the teacher hiring crisis using the latest Web3 technologies available today. BenchK12 removes unnecessary friction from the hiring process to work for every state and/or district in the US. Instead of taking a month or more to get credentialed and hired, BenchK12's goal is to make it happen in one day. BenchK12 will dramatically save schools time and money and I believe the trajectory of this organization is promising from a double bottom-line perspective.

Invested $10,000 this round

benchk12.com Minneapolis MN Female Founder SaaS

Highlights

Highlights

1. 💥 Six states on our waitlist to pilot our solution
2. 💪 World-class team with multiple exits and decades of combined experience in K12 and tech
3. 💰 Positioned to disrupt the explosive education technology industry—$75B spent in the US in 2020
4. 🏆 Awarded Top Women-Founded Startup Company and Top 3 Education Startup in Minnesota
5. 🔥 Finished in the top 10% of YCombinator's Startup School
6. 💸 Recent winner of P2B Pitch competition & investment from FBomb Angels
7. 🎯 Saves schools an estimated 60%+ on current teacher credentialing, placement, and onboarding costs

---

Our Team



Brooke Barrett Founder & President

Raised $20M+ in previous ventures. Brooke started her career as a substitute teacher and, 20 years and two-ish advanced degrees later, she has served as a trusted advisor and partner to K12 organizations via her consulting firm, Edutelligentsia.

This idea is one that our founder personally knows and has experienced for nearly two decades in K12 education. Our team believes that great teachers are the key to ensuring a great education for every student, but the current technology that serves them isn't doing all that it should to support their efforts.

all that it should to support their efforts.



Sandy Maynard VP, Experience

Retired Executive Director, Enterprise Systems, San Francisco Unified Public Schools with over a decade of experience as a K12 Chief Technology Officer. Leading BenchK12's experience team to ensure we exceed expectations for our education partners.



Daniel Glucksman Interim VP, Technology

Co-founded GrocerKey, built and grew the product and technology team from zero to acquisition in seven years. Significant experience with launching tech for early-stage startups through Gener8tor and as a full-stack developer.



Jennifer MacDonald VP, Brand

Trusted leader with 15+ years in creative and strategic comms fields. A decade of agency experience supporting tech, education, nonprofit and gov't clients. Leading BenchK12's brand including strategic communications, marketing, and visual identity.



Yanique Taylor Director, Engagement

Engaged a multi-sector set of partners to help students achieve a 72% graduation rate as the executive director, Communities in Schools PLCs. Government consultant who led Jamaica's successful national ID rollout and community engagement.



Larissa McCartney Director, Design

Larissa is an artist and designer with a decade of experience ranging from brand identity and digital design to event branding and experiential activations. From small shops to Fortune 500 companies, she knows how to deliver smart design direction.



Mike Baur Strategic Advisor

Currently leads Amazon Web Service's EdTech Strategy and lead investor for BenchK12's WeFunder community round. Nearly two decades of experience in K12 and Higher Education in edtech sales, product development, and coalition-building.



Ed Comer Technical Advisor

Over a decade of experience in education data infrastructure and visualizations. Architect for the Ed-Fi technologies and real-time API, Relationships and experience working with over a dozen State Education Agencies (SEAs).



Lyria Gonzalez-Zeh Technical Advisor

A decade in the public and private sectors leading K12 technology, operations, and finance initiatives. Lead program officer at the Michael and Susan Dell Foundation supporting the Teacher Preparation Data Model for the Ed-Fi Data Standard.



Michael Goar Strategic Advisor

Former K12 Urban Superintendent, CEO, and COO In Boston, Minneapolis, and Memphis public schools. Extensive experience sourcing and implementing HCRM and ERP solutions in the K12 sector.



Natalie Gil Technical Advisor

Global CTO, entrepreneur, and industry advisor with AWS on Web3 and distributed ledger technologies. MIT Sloan Fellow and Board Member, Latinas in Computing.

Russell Marketing Launch Marketing Partner

Generated more than $30 million in investment for new entrepreneurs across equity and product-focused crowdfunding.

There's a massive teacher shortage, and current solutions are failing to solve it


250K
teacher absences daily in the U.S.
+
11 days
average absence per teacher per school year
+
46%
teacher absences that go unfilled each day

Two root causes of this problem can be solved by technology

This is a complex issue, but technology can address two major root causes:

The Supply Side: Getting credentialed as an educator is a lengthy and high-friction process that typically occurs at the state level and in many cases takes months to complete.


Becoming a substitute teacher is complex & resource intensive
State Education Agency
Educator
Issuing Organizations
State Education Agency
1
2
3
4
5
6
7
8
APPLICATION
Identity $
Fingerprinting $
Background $
Credentials $
Experience
TIME & COST

And once this credentialing process is complete, substitutes then have to go through lengthy hiring processes, often re-sharing the same data, in multiple local education agencies–like school districts and charters–to be eligible to substitute in each. This adds weeks or months to them getting into the classroom.

classroom.

The Retention Side: Once in the classroom, educators (especially substitutes) face a challenging work environment, deal with low pay and a lack of respect, and have few opportunities for advancement. This leads many educators to abandon the profession.

> ***The Result: We are losing educators faster than we can replace them and the pool of those entering the profession is shrinking rapidly***

And all of this was happening before **the COVID-19 pandemic, which severely exacerbated educator shortages.**

With current shortages growing even more dire, schools are getting pushed to their breaking point and student outcomes are being negatively impacted.


"We need solutions to school staffing that go beyond what any one city or state can provide. Our state and federal government partners must work with us."
Dr. Brenda Cassellius
Former Boston Public Schools Superintendent and
Former Minnesota Education Commissioner

BenchK12 is the solution that solves both supply and retention challenges

BenchK12 is the connective tissue between states, schools, and existing fragmented solutions. It's **an integrated platform** addressing credentialing, hiring, placement, professional development, support, and advancement for

educators, starting with substitute teachers.



Requests / Shares / Validates
Issuing/Verifying Organization
Identity
Fingerprinting
Background
Credentials
Experience
Substitute Digital Wallet
Schools
Profile
Clara Day
Minneapolis, MN
Highlights
Passionate about education. Former Girl Scouts of Hennepin County Commissioner, mom of two and founder of STEMP Up!
Personal Portfolio
EXPERIENCE
CREDENTIALS
CERTIFICATIONS
Michael & Susan Dell Foundation
Program Manager
STEM Up!
Founder and CEO

BenchK12 replaces current antiquated credentialing and staffing tech (and/or paper-based systems), to help:

⬆️ Expand the pool of educators

💯 Improve their onboarding and classroom experiences

⬇️ Reduce cost, effort and turnover for schools

Our proprietary common application takes days instead of months and increases supply

BenchK12's technology, when deployed by a State as their tool for licensure and/or credentialing, replaces paper-based systems or legacy databases and tools.

Our common application pulls together the elements shared across states to credential substitute teachers through a frictionless, digital process that takes days instead of months and includes verified credentials powered by blockchain

including:

✓ Identity

✓ Background check

✓ Fingerprinting

✓ Education credentials

✓ Work experience credentials

✓ References

These verified credentials are then stored in an educator's preferred digital wallet, where they can instantly share them with any State Education Agency (SEA) or Local Education Agency (LEA) that recognizes them or is a BenchK12 partner.


The future of work for educators.
Get access to a large and growing network of schools and districts ready to hire substitute like you. Help solve the teacher hiring crisis that averages:
11
days absent
per teacher per year
46%
teacher absences
go unfilled daily
250k
teacher absences
in the U.S. daily
Sign-In
Log In
Congratulations!
You've completed all of your required verifications. Your application has been submitted.
While we wait for available jobs, let's get your profile set up. This is where you can tell us more about what makes you, you. This is the public profile hiring schools will see.
Account created
Eligible to substitute teach
Wallet connected
Identity verified
Background check
Common Application (Submitted)
Set Up Profile
Profile
Clara Day
Minneapolis, MN
Highlights
Passionate about education. Former Girl Scouts of Hennepin County Commissioner, mom of two and founder of STEMP Up!
Personal Portfolio
EXPERIENCE
CREDENTIALS
CERTIFICATIONS
Michael & Susan Dell Foundation
Program Manager
STEM Up!
Founder and CEO

By making the process easier to get credentialed as a substitute, rather than lowering the qualifications, states that use BenchK12 can rapidly grow their supply of credentialed substitutes. Local districts and charters can access more available substitutes and abandon expensive staffing agencies and outdated

absence management software.

- For candidates in educator prep programs, BenchK12 provides an easier pathway to becoming a substitute teacher and getting paid for practice teaching experience
- For tutors who are considering a career in education, BenchK12 provides a seamless opportunity to enter the classroom as a substitute teacher
- For parents and community partners, BenchK12 provides an opportunity to re-engage in your local school, see firsthand how your kids are learning, help solve educator shortages, and gain a deeper appreciation for educators

Our hiring, placement, and support tools ensure educators have a great experience and help ensure retention

Once credentialed through BenchK12, substitutes become part of a statewide pool and are eligible to be hired by any district or charter, making the redundant hiring processes at the local level obsolete.

When a substitute accepts an assignment, BenchK12 provides them with everything they need to ensure their success including:

- Transit/parking options
- Key points-of-contact
- School map and classroom location
- Lesson plans and assignment details
- Ability to take attendance in app
- Location of restrooms
- Essential school safety information in the event of an emergency


Assignment Information
Today's the day!
Here is everything you need to know about your scheduled assignment at **Anwatin Middle School on September 24, 2022.**
Assignment Information:
ADDRESS:
256 Upton Ave S
Minneapolis, MN 55405
Get Driving Directions | Get Transit Directions
PARKING OPTIONS:
Parking is available in the north east lot. Park in stalls 1-10, you will be given a guest tag upon checking in at the office.
CHECK-IN & POINT-OF-CONTACT:
Check in at the main office first. You will be meeting with Mr. Salvador (Language Arts) and he will show you to your classroom and be available for any questions. His phone number is 612-668-3222 and his email is L.Salvador@minnpublicschools.edu.
FINDING YOUR WAY AROUND:
Campus Map | School Map | Nearby
Assignment Information
Today's the day!
Here is everything you need to know about your scheduled assignment at **Anwatin Middle School on September 24, 2022.**
Assignment Information:
FINDING YOUR WAY AROUND:
Campus Map | School Map | Nearby
LESSON PLANS:
The students are in the middle of a history unit on the Civil War. Below are the notes, readings, etc that will be useful for teaching today.
Google Notes | Class Presentation Deck | Team Assignments | Worksheets | Miscellaneous
ADDITIONAL SCHOOL INFORMATION:
Restrooms | Class Bell Schedule | Holiday Schedule | Assembly Schedule | Active Shooter Protocols | Fire Safety & Exits

And, we're partnering with best-in-class professional development providers to ensure that substitutes get the preparation they need to be in the classroom and have opportunities for ongoing support and advancement as needed.

Swift, successful, and supportive substitute teacher placements:

- Allow full-time teachers to take needed and well-deserved breaks, helping retain full-time educators
- Ensure that substitutes feel valued and keep them coming back
- Provides students with the continuity of instruction and the diversity of educator experience and styles to ensure their academic success

No other solution increases supply, improves experiences, and reduces cost

> ***BenchK12 is the company that is building an end-to-end solution to help solve educator shortages***

While there are other solutions that try to connect substitute teachers with K12 schools, they're limited in their approach. They aren't solving the supply and retention challenges, which is why things are getting worse instead of better.

Most are primarily focused on managing absence requests and approvals or are expensive staffing agencies that force schools to outsource this work.

	Credentials educators in days not months	Manages absence requests and approvals	Places educators based on expertise	Provides critical job assignment details and lesson plans	No technical expertise required	Affordable for all types of local education agencies	Integrates with existing student, employee, and payroll systems
Teacher Info Mgmt Sys							
Sub SaaS Companies		SWING education					
Sub Staffing Software		Kelly			Kelly		
K12 ERP Software		frontline education					
BENCH K12	✓	✓	✓	✓	✓	✓	✓

Even with these limited capabilities, the sheer size of the market opportunity and its rapid growth—detailed further below—delivers high valuations. For example, Swing Education is valued at $50 million and Kelly Education, an education staffing agency, is currently valued at nearly $2 billion (see this detailed analysis of Kelly Education and the growth in this segment on Seeking Alpha).

BenchK12's approach to this problem and marketplace would be an indirect competition killer because it would eliminate the need for staffing agencies and absence management software providers and significantly undercut the costs of the competition.

Our diversified revenue streams prioritize simplicity for partners and recurring revenue for investors






Statewide Model

We sell to State Education Agencies to eliminate duplicative costs for every local education agency

Implementation Fee

One-time fee to cover setup and migration

Match Commission

Our commission per match is 60% less than the competition

Annual Licensing Fee

Covers updates and customer support

And provides an opportunity to **invest in a marketplace that is larger than Lyft, Uber, and taxis COMBINED.**



Even before the pandemic...nearly 600,000 substitute teachers covered more than 30 million teacher absences a year—a larger share of the labor market than taxi, Uber and Lyft drivers combined.
source:
Annenberg Institute
at Brown University

Based on current spending on enterprise systems and substitute acquisition, as well as the current marketplace growth and financials of indirect competitors like Kelly Education, BenchK12 sees a **viable venture growth path to $1 billion annual recurring revenue** (ARR) within 10 years, while **saving schools over 60 percent.***

Yup. $1 billion. And that's conservative.*

*(*Legal requirement: The financial projections included here are just that, projections. As with any investment, these outcomes are not guaranteed. But you know all that...)*

We get there by growing to serve every K12 role in the U.S. and beyond

Credentialing and supporting substitutes is just the start for BenchK12. We plan to launch new modules to support hiring and development in every role in K12, both in the US and worldwide.


1
Substitute modules in 25% of U.S. LEAs
+350M
2
Teacher + sub modules in 35% of U.S. LEAs
+700M
3
Admin + teacher + sub modules in 45% of U.S. LEAs
+500M
4
Preferred K12 empowered talent SaaS provider in U.S. with international licensing
$1B+

The opportunity for growth in this market is clear. Even if BenchK12 never expanded beyond the substitute market, it could easily reach $1 billion based on the competitors' shares and the endemic nature of the shortages.*

*(*Legal requirement: The lawyers wanted us to remind you that the financial projections included here are just that, projections. As with any investment, these outcomes are not guaranteed.)*

Our vision is bigger than just focusing on substitutes. We want to help empower

the future of work for every K12 educator in the U.S. and beyond.



United Nations Education, Science and Cultural Organization (UNESCO) has issued statistics revealing that close to 69 million new teachers are needed to provide quality universal primary and secondary education by 2030.
source:
UNESCO
2016 Institute for Statistics Report

Our first state pilot will close in 2023, with five more states on the waitlist

The BenchK12 solution is already resonating with state and local education leaders. We currently have:

- Six states on our waitlist for school-year pilots
- 3000+ subscribers and supporters
- Interest from over 20 LEAs
- Multiple innovation awards and grants
- International interest from Israel, Canada, Australia, the UK, and the UAE

Our goal in 2023 is to close our first state pilot. **Demand from local and state education agencies has been higher than expected**. With your investment, we can meet the demand of more states faster and close follow-on investments from institutional investors.

Our team gives us a competitive advantage with a verifiable track record of success

BenchK12 is a **proudly diverse, female-founded, deeply experienced, and networked team with decades of experience in K12 education and technology** as successful operators with exits and significant fundraising capabilities. Our bios above outline some high points, but by some of the numbers, our team has:

- Founded more than **a dozen successful companies, with at least three acquisitions or exits**
- **Raised more than $30MM dollars** in venture capital and grant funding over the course of their careers
- Has **more than 100 years of combined experience in K12 education and tech** and includes sought-after experts in K12 data infrastructure, K12 technology sales, education-focused philanthropy, startups, and high-performing nonprofits

Our team is working tirelessly to **solve this problem** and ensure that you get the **best return on your investment**.

Investing in BenchK12 means investing in a brighter future for schools, educators, students, and your bottom line

With BenchK12, you're investing in a win-win-win scenario.

🌎 **Impact**: Your investment will have an **immediate impact** in modernizing K12 technology to empower educators, help solve teacher shortages, and ensure students have a great learning experience.

💵 **Investment**: We are looking for investors who believe that you can "do well and do good." Not only do we want to generate a **healthy return for you**, our earliest investors, but we're also going to save our state and local education partners money so that they can shift dollars to the classroom rather than admin and systems. We're also committed to sharing our profits or equity with our early adopter state partners so that their early commitments to us are also rewarded.

⭐ **Influence**: In a world that often feels like it's in crisis overload, with no opportunities to meaningfully solve any of it, the educator shortage is a crisis you can do something about. And **when we solve this crisis together, you can invest even more in the next big problem that needs your support.**

And those who know are talking...and investing


"No other technology company understands and is tackling the teacher shortage like BenchK12."
Mike Baur
Head of EdTech Strategy, AWS
"I know the need and red tape behind substitute teacher staffing. I also know this challenging time of teacher retention requires innovative solutions like this."
Erica Dolland
Educator and School Leader
"BenchK12 gets that this is a two-sided problem: we need to increase the supply of educators & retain the ones we have. They have built the right team and technology to help with both."
Michael Goar
Former MPS CEO and Superintendent
"What I like most about this solution is how it solves such huge problems. Simple solutions to complex problems, along with a passionate team that can execute, is what turns an idea into a scalable, profitable business."
Celia Alicata
Founder & CEO, Brighter Good
"I believe in new credentialing options and I am a lifelong educator. Great work!"
Amy Westby
Global Education Leader

"Teachers are the unsung heroes of our communities and creating tools that allow them to cut out busy work and focus on teaching is a beautiful thing. **What a treat to find someone with Brooke's vision and capabilities tackling this very problem with a simple and effective app.** I'm thrilled that FBomb Angels has the opportunity to support her at this critical juncture and can't wait to see what's next."



Carlee Price

Finance, Strategy and Operations Leader